                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1997

                                HOMESTAKE 401(k)
                             RETIREMENT SAVINGS PLAN
                              (Full title of Plan)

                            HOMESTAKE MINING COMPANY
                (Issuer of Securities Held Pursuant to the Plan)

                              650 California Street
                         San Francisco, California 94108
                    (Address of principal executive offices)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN




By       /s/ T.H. Wong
         ----------------------------
         T.H. Wong
         Assistant Treasurer and
         Assistant Secretary



June 25, 1998

Item 1.  Financial Statements and Exhibits

         a. Financial Statements for the years ended December 31, 1997 and 1996 and Supplemental Schedules as of and for the year ended December 31, 1997 and Independent Accountants' Report.

         b.    Exhibit No. 23

               Independent Accountants' Consent

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                                     -------
                              FINANCIAL STATEMENTS

                        as of December 31, 1997 and 1996
                    and for the year ended December 31, 1997

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                                     -------





                                TABLE OF CONTENTS


                                                                                                                   Pages
                                                                                                                   -----
Financial Statements:

    Report of Independent Accountants                                                                                  2

    Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996                                   3

    Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1997                     4

    Notes to Financial Statements                                                                                   5-12

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997                                13

    Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997                               14

                        REPORT OF INDEPENDENT ACCOUNTANTS



Homestake Mining Company
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of the Homestake 401(k) Retirement Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.
----------------------------
COOPERS & LYBRAND L.L.P.

San Francisco, California
June 9, 1998

                                 HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                     as of December 31, 1997 and 1996




ASSETS                                                                      1997                 1996
------
Investments:
      Homestake Mining Company Stock Fund                                  $   486,195         $   468,218
      Norwest Advantage Income Equity Fund                                   2,953,238           1,643,989
      Norwest Advantage Growth Balanced Fund                                 2,921,473           2,200,445
      Norwest Stable Return Fund                                             2,899,304           2,933,565
      Norwest Short Term Investment Fund                                       639,333             446,817
      Norwest Advantage Growth Equity Fund                                   1,595,425             886,643
      Participant loans                                                        691,862             533,519
                                                                      -----------------     ---------------
                           Total investments                                12,186,830           9,113,196
LIABILITIES
Amounts due brokers for securities purchased                                         -               2,592
                                                                      -----------------     ---------------
                          Net assets available for benefits               $ 12,186,830         $ 9,110,604
                                                                      =================     ===============




The  accompanying  notes  are an  integral  part of these financial statements.

                        HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          for the year ended December 31, 1997


Additions to net assets attributed to:

    Interest and dividends                                                                    $   274,145
    Net appreciation (depreciation) in fair value of investments                                1,079,688
                                                                                          ----------------
                                                                                                1,353,833
                                                                                          ----------------
    Contributions:

          Company, in cash                                                                        497,414

          Participants, in cash                                                                 1,666,150
                                                                                          ----------------

                                                                                                2,163,564
                                                                                          ----------------

          Total additions                                                                       3,517,397
                                                                                          ----------------

Deductions from net assets attributed to:

    Benefits paid to participants                                                                 211,217

    Transfers out to other plans                                                                  229,954
                                                                                          ----------------

          Total deductions                                                                        441,171
                                                                                          ----------------

          Net increase                                                                          3,076,226

Net assets available for benefits:
    Beginning of year                                                                           9,110,604
                                                                                          ----------------

    End of year                                                                              $ 12,186,830
                                                                                          ================




The  accompanying  notes  are an  integral  part of these financial statements.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of Plan:

        The following description of the Homestake 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.

        General:

        The Plan is a defined contribution profit sharing plan (designed to be qualified under Internal Revenue Code Sections 401(a) and 401(k)) covering all employees of the Company's mining operations in Lead, South Dakota who are covered by a collective bargaining agreement and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

        The Plan is administered by the Company. Effective January 1, 1997, the Plan's trustee, recordkeeper, and investment advisor is Norwest Bank Minnesota, N.A. ("Norwest Bank"). Prior to January 1, 1997, the Plan's trustee, recordkeeper, and investment advisor was Norwest Bank, South Dakota.

        Contributions:

        Participation is voluntary. Participants may make pre-tax contributions only of between 1% and 16% of compensation subject to Internal Revenue Code limitations. Participant contributions not exceeding 6% of wages or of salary are matched 35% by the Company.

        Participants may make a rollover contribution to the Plan of amounts previously contributed to another qualified plan. Rollover contributions are not matched by the Company.

        Each participant may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of the Plan, continued:

        Participants' Accounts:

        A separate account is maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund.

        Vesting:

        Participant contributions and any income (loss) thereon are fully vested at all times. Company contributions and any income (loss) thereon are vested 60% after three years of service, 80% after four years of service, and 100% after five years of service, on attainment of age 65, or on the occurrence of death or disability.

        Payment of Benefits:

        The Plan permits withdrawal of contributions upon:

             (1)    Termination of employment;

             (2)    Attainment of age 59 1/2;

             (3) Death (with vested account balance paid to designated beneficiary);

             (4)    Hardship.


        Distribution of benefits can be in the form of single lump-sum cash payments or partial payments made in a lump-sum with the remainder paid later.

        Participant Loans:

        Participants may borrow from their vested accounts $1,000 to $50,000 limited to 50% of the value of such accounts. The loan term cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. These loans bear interest at prime rate plus 1%. Loans are collateralized by the borrower's vested account in the Plan and repayments are made on at least a monthly basis through payroll deductions.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.      Description of the Plan, continued:

        Forfeitures:

        Forfeitures of Company contributions made on behalf of former employees whose employment was terminated before such contributions were vested are allocated to active participants at the end of each Plan year. The forfeitures are allocated in proportion to the Company contributions made to the individual participant accounts during the Plan year.


2.      Significant Accounting Policies:

        Basis of Accounting:

        The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition:

        Shares and units in investment funds are valued at quoted market prices, representing the net asset value of the shares or units held by the Plan at year end.

        Participant loans are valued at cost, which approximates market value.

        Purchases and sales of securities are recorded on a trade-date basis, utilizing the average cost method in determining the basis of investments sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

2.      Significant Accounting Policies, continued:

        Withdrawals:

        Withdrawals of securities from the Homestake Mining Company Common Stock Fund may be made in cash, common stock, or both, and are reported at market value. Withdrawals from the Norwest Advantage Income Equity Fund, the Norwest Advantage Growth Balanced Fund, the Norwest Stable Return Fund, the Norwest Short Term Investment Fund, and the Norwest Advantage Growth Equity Fund are made in cash.

        Net Appreciation (Depreciation) in Fair Value of Investments:

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation).

3.      Risks and Uncertainties:

        All Plan investments are managed by Norwest Bank. Ultimate Plan performance is dependent upon the ability of Norwest Bank to manage the funds.

        A portion of the Plan's assets is invested in the Homestake Mining Company Common Stock Fund and is, therefore, subject to fluctuations in the market value of such stock, which is, in turn, impacted by the price of gold.

        The Plan's assets are invested in collective trust and mutual funds, and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is possible that changes in the value of one or more of such investments in the near term could materially affect participants' account balances, the amounts reported in the statements of net assets available for Plan benefits, and the statement of changes in net assets available for Plan benefits.


4.      Plan Termination:

        Although the Company has not expressed any intent to do so, it has the right under the Plan and subject to applicable law, to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                      -----


5.      Plan Tax Status:

        The Plan obtained its latest determination letter in July 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Participants are not subject to federal income taxes on their pre-tax contributions, Company matching contributions, or investment earnings allocated to their accounts until withdrawals are made.

6.      Related Party Transactions:

        Certain Plan  investments  are units in investment  funds managed by the
        Trustee.   Therefore,   these   transactions   are   transactions   with
        parties-in-interest.

7.      Administrative Expenses:

        Certain administrative expenses of the Plan are paid for by the Company.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     _______


8.   Investments
     Investments at December 31, 1997 and 1996 are comprised of the following:

                                                                                   December 31, 1997
                                                            -----------------------------------------------------------------
                                                               Number of                 Value
                                                               Shares or                  Per                     Fair
                                                               Units Held                Unit                    Value

     Homestake Mining Company Stock Fund                         54,783                  $ 8.87            $    486,195
     Norwest Advantage Income Equity Fund                        79,947                   36.94               2,953,238
     Norwest Advantage Growth Balanced Fund                     113,543                   25.73               2,921,473
     Norwest Stable Return Fund                                 115,469                   25.11               2,899,304
     Norwest Short Term Investment Fund                         639,333                    1.00                 639,333
     Norwest Advantage Growth Equity Fund                        49,733                   32.08               1,595,425
     Participant loans                                                -                    -                    691,862
                                                                                                         -----------------
                                                                                                           $ 12,186,830
                                                                                                         =================

                                                                                  December 31, 1996
                                                            -----------------------------------------------------------------
                                                               Number of                 Value
                                                               Shares or                  Per                     Fair
                                                               Units Held                Unit                    Value

     Homestake Mining Company Stock Fund                         40,117                 $ 11.67             $   468,218
     Norwest Advantage Income Equity Fund                        54,934                   29.93               1,643,989
     Norwest Advantage Growth Balanced Fund                      94,404                   23.30               2,200,445
     Norwest  Stable Return Fund                                124,407                   23.58               2,933,565
     Norwest Short Term Investment Fund                         446,817                    1.00                 446,817
     Norwest Advantage Growth Equity Fund                        29,800                   29.77                 886,643
     Participant loans                                                -                    -                    533,519
                                                                                                          -----------------
                                                                                                            $ 9,113,196
                                                                                                          =================

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

8. Investments, continued:

        All earnings on the investment funds are reinvested in and credited to each fund daily. These earnings include interest, dividends, and net appreciation (depreciation) in fair value.

        The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company.

        The Advantage Income Equity Fund's objective is to achieve a high level of current income with moderate appreciation through investment in equity securities.

        The Advantage Growth Balanced Fund's objective is to maximize growth through appreciation from quality stocks, while moderating risk by investing in intermediate maturity bonds, including corporate, U.S. government and mortgage-backed and related securities.

        The Stable Return Fund's objective is to achieve reasonable and consistent current income by investing in fixed income securities and other investments.

        The Short Term Investment Fund consists of short term and floating rate investments.

        The Advantage Growth Equity Fund invests in U.S. and international equity securities.

 9.     Subsequent Events:

        Homestake Mine
        Due to the restructuring at the Homestake mine on January 27, 1998, the employment of a number of Plan participants was terminated. In accordance with Plan Amendment Number 5, effective January 27, 1998, the vesting percentages of all such Plan participants whose employment was terminated and whose vesting percentages were less than 100% were accelerated to 100% upon termination.

        Norwest Corporation Merger with Wells Fargo & Company
        On June 8, 1998 Wells Fargo & Company and Norwest Corporation, the parent company of Norwest Bank, announced their intention to merge by October 1998.

        Company Matching Contribution
        Following the May 31, 1998 ratification of a new collective bargaining agreement, the Company's matching contribution will be increased from 35% to 50% of a participant's contributions, not exceeding 6% of wages or of salary, effective January 1, 1999.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     _______


10.  Changes in Net Assets Available for Benefits by Investment Type:

     During the year ended December 31, 1997, changes in net assets available for benefits are allocated among the Plan's investment funds as follows:

                                                                           Year Ended December 31, 1997
                                                    ----------------------------------------------------------------------------
                                                                            Norwest
                                                       Homestake           Advantage          Norwest
                                                        Mining              Income           Advantage            Norwest
                                                        Company             Equity             Growth              Stable
                                                         Stock              Stock            Balanced            Return
                                                         Fund               Fund               Fund                Fund

Additions to net assets attributed to:
    Interest and dividends                           $    5,501            $     30           $      58          $  183,787
    Net appreciation (depreciation) in the fair
          value of investments                         (183,959)            576,459             479,135                   -

Contributions:
    Company, in cash                                     12,805             125,635             106,090              87,247
    Participants, in cash                                49,717             439,070             316,832             316,262
                                                  --------------     ---------------     ---------------      --------------
                              Total Additions          (115,936)          1,141,194             902,115             587,296
                                                  --------------     ---------------     ---------------      --------------

Deductions to net assets attributed to:
    Benefits paid to participants                         4,200              26,977              19,207              29,365
    Transfers out to other plans                          1,100              75,254              27,373              99,301
                                                  --------------     ---------------     ---------------      --------------
                              Total Deductions            5,300             102,231              46,580             128,666
                                                  --------------     ---------------     ---------------      --------------
    Interfund Transfers                                 141,805             270,286            (134,507)           (492,891)
                                                  --------------     ---------------     ---------------      --------------
                Net increase (decrease)                  20,569           1,309,249             721,028             (34,261)
Net assets available for benefits:
    Beginning of year                                   465,626           1,643,989           2,200,445           2,933,565
                                                  ---------------     ---------------     ---------------      --------------
    End of year                                        $486,195          $2,953,238          $2,921,473          $2,899,304
                                                  ==============      ===============     ===============      ==============
                                                                            Norwest
                                                                           Advantage
                                                     Short Term             Growth
                                                       Investment           Equity             Participant
                                                        Fund                 Fund                Loans              Total

Additions to net assets attributed to:
    Interest and dividends                             $ 30,510            $       5          $  54,254          $  274,145
    Net appreciation (depreciation) in the fair
          value of investments                                -              208,053                  -           1,079,688

Contributions:
    Company, in cash                                     68,431               97,206                  -             497,414
    Participants, in cash                               227,152              317,117                  -           1,666,150
                                                   --------------    -----------------    ---------------    -----------------
                              Total Additions           326,093              622,381             54,254           3,517,397
                                                   --------------    -----------------    ---------------    -----------------

Deductions to net assets attributed to:
   Benefits paid to participants                         14,667                9,132            107,669             211,217
   Transfers out to other plans                           4,943               21,983                  -             229,954
                                                   --------------    -----------------    ---------------    -----------------
                              Total Deductions           19,610               31,115            107,669             441,171
                                                   --------------    -----------------    ---------------    -----------------
    Interfund Transfers                                (113,967)             117,516            211,758                   -
                                                   --------------    -----------------    ---------------    -----------------

                Net increase (decrease)                 192,516              708,782            158,343           3,076,226
Net assets available for benefits:
    Beginning of year                                   446,817              886,643            533,519           9,110,604
                                                   --------------    -----------------    ---------------    -----------------
    End of year                                        $639,333           $1,595,425           $691,862         $12,186,830
                                                   =============     =================    ===============    =================

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1997

                                 (c) Description of
                                 Investment (including
    (b) Identity of              Maturity Date, Rate
     Issuer, Borrower,              of Interest,
      Lessor, or                   Collateral, Par                                                  (e) Current
(a)  Similar Party                or Maturity Value)                           (d) Cost                  Value


*   Norwest Bank                Homestake Mining Company Stock
                                Fund  (54,783 units)                          $  722,916                $ 486,195

*   Norwest Bank                Norwest Advantage Income
                                        Equity Fund
                                        (79,947 units)                         2,226,016                2,953,238

*   Norwest Bank                Norwest Advantage Growth
                                        Balanced Fund
                                        (113,543 units)                        2,397,403                2,921,473

*   Norwest Bank                Norwest Stable Return Fund
                                        (115,469 units)                        2,361,971                2,899,304

*   Norwest Bank                Norwest Short Term
                                        Investment Fund
                                        (639,333 units)                          639,333                  639,333


*   Norwest Bank                Norwest Advantage Growth
                                Equity Fund (49,733 units)                     1,523,068                1,595,425

*   Participant notes           (Repayable over five years
                                unless it is for purchase
                                of a principal residence
                                which is repayable over ten
                                years.  Rate during 1997
                                ranged from 7% to 10%.)                          691,862                  691,862
                                                                            -------------           --------------
                                                                             $10,562,569              $12,186,830
                                                                            =============           ==============

*  Represents party-in-interest to Plan.

                    HOMESTAKE 401(k) RETIREMENT SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1997




                             (c) Description of Asset
      (b) Identity of        (Include Interest Rate and             (d) Purchase          (e) Selling                 (f) Cost
(a)   Party Involved         Maturity in Case of a Loan)               Price                   Price                   of Asset
*    Norwest Bank            Homestake Mining Company
                             Stock Fund                               $  346,397                    -                         -
                                                                               -             $200,434                  $200,434

*    Norwest Bank            Advantage Income Equity Fund             $1,161,722                    -                         -
                                                                               -             $335,753                  $252,523

*    Norwest Bank            Advantage Growth Balanced Fund           $  734,027                    -                         -
                                                                               -             $294,632                  $232,831

*    Norwest Bank            Stable Return Fund                       $  501,726                    -                         -
                                                                               -             $719,666                  $592,352

*    Norwest Bank            Advantage Growth Equity Fund             $  895,587                    -                         -
                                                                               -             $234,359                  $209,677

*    Norwest Bank            Short-Term Investment Fund               $  376,309                    -                         -
                                                                               -             $184,998                  $184,998



                                                                  (g) Current
                                                                      Value of               (h) Net          (i) Number
                             (c) Description of Asset                 Asset on                 Gain              of
      (b) Identity of        (Include Interest Rate and             Transaction                 or              Sales/
(a)   Party Involved         Maturity in Case of a Loan)                Date                  (Loss)          Purchases


*    Norwest Bank            Homestake Mining Company
                             Stock Fund                             $  346,397                       -            64
                                                                    $  200,434                       -            54

*    Norwest Bank            Advantage Income Equity Fund           $1,161,722                       -            92
                                                                    $  335,753                $ 83,230            49

*    Norwest Bank            Advantage Growth Balanced Fund         $  734,027                       -            68
                                                                    $  294,632                $ 61,801            63

*    Norwest Bank            Stable Return Fund                     $  501,726                       -            54
                                                                    $  719,666                $127,314            68

*    Norwest Bank            Advantage Growth Equity Fund           $  895,587                       -            78
                                                                    $  234,359                $ 24,682            44

*    Norwest Bank            Short-Term Investment Fund             $  376,309                       -            45
                                                                    $  184,998                       -            49


*  Represents party-in-interest to Plan.



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